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[SECURITY BENEFIT LOGO]

September 29, 2008

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Richard Forti and Dominic Minore

Subj:	Request for Withdrawal of Post-Effective Amendments filed on July 16, 2008
Security Equity Fund (File Nos. 002-19458 and 811-01136)
Security Large Cap Value Fund (File Nos. 002-12187 and 811-00487)
Security Mid Cap Growth Fund (File Nos. 002-32791 and 811-01316)
(collectively, the "Registrants")

Dear Messrs. Forti and Minore:

As communicated to you via telephonic conferences with Julien Bourgeois and Stephen Cohen of Dechert LLP on September 26, 2008, the Registrants had previously filed Post-Effective Amendments pursuant to Rule 485(a) of the Securities Act of 1933, as amended ("1933 Act"), on July 16, 2008 (the "Filings") for the purpose of registering Security All Cap Value Fund, a new series of Security Equity Fund, and its Class A, Class C and Institutional Class shares as well as Institutional Class shares of Security Alpha Opportunity Fund ("New Series and Classes"). However, the Registrants did not obtain the series and class indentifiers for the New Series and Classes. As a result, the Registrants filed Post-Effective Amendments to the registration statements under Rule 485(a) on Form N-1A to properly register the New Series and Classes on September 29, 2008 that supersede the Filings for each of the Registrants.

Pursuant to Rule 477 of the 1933 Act, the Registrants hereby request that the U.S. Securities and Exchange Commission consent to the withdrawal of the Filings, which are described below:

  Security Equity Fund: Post-Effective Amendment No. 108, which was previously filed on July 16, 2008 (Accession No. 0000891804-08-002128, EDGAR Type: 485APOS)

  Security Large Cap Value Fund: Post-Effective Amendment No. 104, which was previously filed on July 16, 2008 (Accession No. 0000891804-08-002129, EDGAR Type: 485APOS)

  Security Mid Cap Growth Fund: Post-Effective Amendment No. 61, which was previously filed on July 16, 2008 (Accession No. 0000891804-08-002130, EDGAR Type: 485APOS)

No securities were sold in connection with the Filings.

Please call Julien Bourgeois at Dechert LLP at (202) 261-3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ CHRIS SWICKARD

Chris Swickard
Assistant Secretary
Security Equity Fund
Security Large Cap Value Fund
Security Mid Cap Growth Fund

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